UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2022

Post Holdings, Inc.

(Exact name of registrant as specified in its charter)

Missouri	001-35305	45-3355106
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2503 S. Hanley Road St. Louis Missouri	63144
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (314) 644-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	POST	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.04.    Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans

On February 28, 2022, Post Holdings, Inc. (“Post”) sent a notice (the “Blackout Notice”) to its directors and executive officers informing them that they will be subject to certain trading restrictions with respect to Post common stock acquired in connection with their services as a director or an executive officer of Post as a result of a blackout period (the “Blackout Period”), described below, under the Post Holdings, Inc. Savings Investment Plan, the 8th Avenue Food & Provisions, Inc. 401(k) Plan, and the BellRing Brands, Inc. 401(k) Plan (each individually, a “Plan” and collectively, the “Plans”), which are retirement plans sponsored by Post and intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

The administrator of the Plans will impose restrictions on transactions by participants in the Plans during the Blackout Period in order to provide for the conversion of the Post Common Stock Funds in the Plans (the “Post Stock Funds”), which are investment options under the Plans that consist primarily of shares of Post common stock, into a new stock fund in respect of common stock of BellRing Distribution, Inc. (following its conversion from a Delaware limited liability company to a Delaware corporation) (“New BellRing”), in connection with, and contingent upon, the closing of the spin-off contemplated under the Transaction Agreement and Plan of Merger entered into on October 26, 2021, as amended on February 28, 2022, and certain other transaction-related agreements among Post and New BellRing (the “Spin-Off”). During this Blackout Period, Plan participants and beneficiaries temporarily will be prevented from effecting transactions involving the Post Stock Funds.

The Blackout Notice informed Post’s directors and executive officers that during the Blackout Period they will be subject to certain trading restrictions with respect to shares of Post common stock (including derivative securities such as stock options) acquired in connection with their services as a director or an executive officer of Post.

The Blackout Period is currently expected to begin at 1:00 p.m., Eastern Time, on March 10, 2022, and to end during the week beginning March 20, 2022. A security holder or other interested person may obtain the actual beginning and ending dates of the Blackout Period without charge, any time on or after March 10, 2022 and on or before the date that is two years after the end of the Blackout Period, by contacting Diedre Gray, Executive Vice President, General Counsel and Chief Administrative Officer, Secretary of Post at (314) 644-7600 or in writing at Post Holdings, Inc., c/o Diedre Gray, General Counsel, 2503 S. Hanley Road, St. Louis, MO 63144.

A copy of the Blackout Notice sent to directors and executive officers of Post, which includes the information required by Rule 104(b) of Regulation BTR, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Required Black-Out Notice - Spin-Off-Related Stock Trading Restrictions, dated February 28, 2022

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

Cautionary Statement on Forward-Looking Language

Certain matters discussed in this filing are forward-looking statements. These forward-looking statements are made based on known events and circumstances at the time of release, and as such, are subject to uncertainty and changes in circumstances. These forward-looking statements include statements regarding Post’s proposed distribution of a significant portion of its interest in BellRing Brands, Inc. (“BellRing”) to Post shareholders, including the form of the distribution and the duration of the Blackout Period associated with the distribution.

There is no assurance that the proposed distribution will be completed as anticipated or at all, and there are a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the forward-looking statements made herein, including risks relating to unanticipated developments that prevent, delay or negatively impact the proposed distribution, the ongoing conflict in Ukraine, the rapidly changing situation related to the COVID-19 pandemic and other risks and uncertainties described in Post’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements represent Post’s judgment as of the date of this release. Post disclaims, however, any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

This filing does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, New BellRing (as BellRing Distribution, LLC) has filed a registration statement of New BellRing on Form S-4 (File No. 333-261741) with the SEC, which contains a prospectus of New BellRing and a definitive proxy statement of BellRing, dated February 3, 2022, and a registration statement of New BellRing on Form S-4/S-1 (File No. 333-261873) with the SEC, which contains a prospectus of New BellRing, dated February 14, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/ PROSPECTUSES, PROXY STATEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW BELLRING, BELLRING AND THE PROPOSED TRANSACTION. The registration statements were declared effective by the SEC on February 3, 2022, and a definitive proxy statement/prospectus was mailed on or about February 3, 2022 to stockholders of BellRing seeking that such stockholders adopt the definitive agreement for the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov, Post’s website, www.postholdings.com, or BellRing’s website, www.bellring.com.

The transaction and distribution of this filing may be restricted by law in certain jurisdictions and persons who come into possession of any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made, directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in a Solicitation

Post, BellRing, New BellRing and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BellRing’s stockholders with respect to the approvals required to complete the proposed transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, is set forth in BellRing’s definitive proxy statement filed with the SEC. Information regarding the directors and executive officers of Post is available in its definitive proxy statement, which was filed with the SEC on December 6, 2021. Information regarding the directors and executive officers of BellRing is available in its definitive proxy statement, which was filed with the SEC on December 29, 2021, and its definitive proxy statement relating to the proposed transaction, which was filed with the SEC on February 3, 2022. Free copies of these documents may be obtained as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2022	Post Holdings, Inc.
(Registrant)

	By:	/s/ Diedre J. Gray
	Name:	Diedre J. Gray
	Title:	EVP, General Counsel & Chief Administrative Officer, Secretary